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                            August 30, 2021

       Carlos P. Naudon
       President and Chief Executive Officer
       Ponce Financial Group, Inc.
       2244 Westchester Avenue
       Bronx, NY 10462

                                                        Re: Ponce Financial
Group, Inc.
                                                            Registration
Statement on Form S-1
                                                            File No. 333-258394
                                                            Filed August 3,
2021

       Dear Mr. Naudon:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Eric
Envall at (202) 551-3234 with any questions.




                            Sincerely,


                            Division of Corporation Finance

                            Office of Finance